Exhibit 4.3

Management’s Discussion and Analysis of

NERVGEN PHARMA CORP.

(Expressed in Canadian Dollars)

For the years ended December 31, 2024 and 2023

Effective Date: April 3, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is management’s assessment and analysis of the results of operations and financial conditions of NervGen Pharma Corp. (the “Company” or “NervGen”) and should be read in conjunction with the accompanying consolidated financial statements and related notes thereto for the year ended December 31, 2024.

All financial information in this Management’s Discussion and Analysis (“MD&A”) has been prepared in accordance with IFRS accounting standards and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, the “forward-looking statements”). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing and other information that is not historical information. These statements appear in a number of different places in this MD&A and can often be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements are necessarily based on estimates and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Forward-looking statements in this MD&A, include, but are not limited to, statements relating to:

•	our expectations regarding the sufficiency of our capital resources and requirements for additional capital;

•	requirements for, and the ability to obtain, future funding on favorable terms or at all;

•	business strategy;

•	expected future loss and accumulated deficit levels;

•	projected financial position and estimated cash burn rate;

•	expectations about the timing of achieving milestones and the cost of our development programs;

•	our estimates of the size and characteristics of the potential markets for our product candidates;

•	observations and expectations regarding the effectiveness of our drug candidates, NVG-291 and NVG-300, and the potential benefits to patients;

•	the term of NVG-300’s intellectual property protection;

•	the impact of pandemics or any escalation thereof on our operations;

•	plans to use and evaluate NVG-291 and other potential drug candidates in our clinical development programs;

•	plans to develop additional proprietary compounds that address nervous system repair;

•	expectations and intended benefits of memorandums of understanding and agreements entered into with third parties;

•	expectations about the timing with respect to commencement and completion of clinical trials;

•	expectations about the timing and future plans with respect to preclinical and clinical studies;

•	expectations relating to the removal of the partial clinical trial hold initiated by the U.S. Food and Drug Administration (“FDA”);

•	expected results of toxicology studies with respect to NVG-291 and other potential drug candidates;

•	expectations about our product candidates’ safety and efficacy;

•	our ability to identify and secure sources of non-dilutive funding for the development of our product candidates and technologies;

•	expectations regarding our ability to arrange for the manufacturing of our product candidates and technologies;

•	expectations regarding the cost, progress and successful and timely completion of the various stages of the regulatory approval process;

•	expectations about the potential benefits of Fast Track designation for NVG-291 in the treatment of spinal cord injury (“SCI”);

•	ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

•	strategy to acquire and develop new product candidates and technologies and to enhance the safety and efficacy of existing products and technologies;

•	plans to market, sell and distribute our products and technologies, if approved;

•	expectations regarding the acceptance of our products and technologies by the market, if approved;

•	expectations regarding the use of our products and technologies in treating diseases and medical disorders;

•	ability to retain and access appropriate staff, management, and expert advisers;

•	expectations with respect to existing and future contractual obligations, corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by the Company or to the Company in respect of such arrangements; and

•	our strategy and ability with respect to the protection of our intellectual property.

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Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, we have made various material assumptions, including but not limited to:

•	our ability to obtain financing on acceptable terms;

•	additional sources of funding, including grants and funding from partners;

•	our ability to attract and retain skilled staff;

•	favourable general business and economic conditions;

•	pandemics not having a material impact on our operations;

•	our future research and development plans proceeding substantially as currently envisioned;

•	our ability to obtain positive results from our research and development activities, including clinical trials;

•	future expenditures to be incurred by us;

•	research and development and operating costs;

•	our ability to find partners in the pharmaceutical industry;

•	the products and technology offered by our competitors;

•	the impact of competition on our operations;

•	our ability to identify additional product candidates;

•	our ability to obtain regulatory and other approvals to commence additional clinical trials involving current and future product candidates;

•	our ability to successfully out-license or sell our future products, if any, and in-license and develop new products;

•	our ability to protect patents and proprietary rights; and

•	expected research and development tax credits.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” and in our most recently filed Annual Information Form (the “AIF”) and our Prospectus supplement dated December 19, 2024 available under our profile on SEDAR+ at www.sedarplus.ca. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that:

•	we have a limited operating history, are early in our development efforts, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•	since our inception, we have incurred significant net losses and expect to continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability;

•	we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts;

•	raising additional capital may cause dilution to Shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates

•	our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited;

•	we are substantially dependent on the success of our lead product candidate, NVG-291, which is currently in a Phase 1b/2a clinical trial for SCI. If we are unable to complete development of, obtain approval for and commercialize NVG-291 for SCI in a timely manner, our business will be harmed;

•	there are currently no FDA-approved products for the treatment of SCI;

•	the regulatory approval processes of the FDA, EMA, Health Canada and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to commercialize our product candidates and generate product revenue and our business will be substantially harmed;

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•	preclinical studies and clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. Further, we may encounter substantial delays in completing the development of our product candidates;

•	our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could delay or prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences. NVG-291 for SCI is currently subject to a partial clinical hold by the FDA, and we may be unable to have the hold removed which could adversely affect development of NVG-291 and our results of operations;

•	the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities;

•	interim, initial, top-line, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•	if we fail to develop and commercialize NVG-291 for additional indications or fail to discover, develop and commercialize other product candidates, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired;

•	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on products or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•	if we are unable to successfully develop companion diagnostics or biomarkers that may be required for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•	as an organization, we have never conducted later-stage clinical trials or submitted a new drug application, and may be unable to do so for any of our product candidates;

•	we face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer, or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted;

•	Fast Track, Breakthrough Therapy designation by the FDA may not actually lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates;

•	we may seek orphan drug designation for the product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity;

•	even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success;

•	if the market opportunity for any product candidate that we develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•	if we are unable to establish sales, marketing and distribution capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be successful in commercializing our product candidates that obtain regulatory approval;

•	our use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities of such materials on time or at an acceptable cost;

•	we rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed;

•	we may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans;

•	if we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

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•	even if our product candidates receive regulatory approval, they will be subject to significant post marketing regulatory requirements and oversight;

•	obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations;

•	we may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations;

•	our relationships with healthcare professionals, clinical investigators, clinical research organizations and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings;

•	failure to comply with laws, rules, regulations, policies, industry standards and contractual obligations relating to privacy, data protection and data security could adversely affect our business;

•	if we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business;

•	disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we are subject to certain U.S. and non-U.S. anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations;

•	if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

•	if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time;

•	others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects;

•	if we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates;

•	we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

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•	we depend heavily on our executive officers, principal consultants and others, and the loss of their services would materially harm our business;

•	we only have a limited number of employees to manage and operate our business;

•	our future growth may depend, in part, on our ability to operate internationally, where we would be subject to additional regulatory burdens and other risks and uncertainties;

•	we expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations;

•	the market price of our Common Shares may be volatile, and you could lose all or part of your investment;

•	sales of a substantial number of shares of our Common Shares in the public market could cause our share price to fall;

•	we do not intend to pay dividends on our Common Shares in the foreseeable future, so any returns will be limited to the value of our Common Shares;

•	if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

•	we have broad discretion in the use of the net proceeds from any offering and may not use them effectively;

•	investing in our securities is speculative, and investors could lose their entire investment;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval which could result in dilution;

•	the exercise of stock options (“Options”) and warrants (“Warrants”) in the capital of the Company could cause dilution;

•	we are likely a “passive foreign investment company,” which may have adverse U.S. federal income tax consequences for U.S. Shareholders;

•	it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence;

•	our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition;

•	cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations; and

•	we may be subject to securities litigation, which is expensive and could divert management attention.

If one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied by forward-looking statements. The forward-looking statements represent our views as of the date of this MD&A. While we may elect to update these forward-looking statements in the future, we have no current intention to do so except as to the extent required by applicable securities law. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

COMPANY OVERVIEW

NervGen Pharma Corp. was incorporated on January 19, 2017. The Company’s corporate office is 112-970 Burrard Street, Unit 1290, Vancouver, BC, V6Z 2R4, Canada.

NervGen is a publicly traded (TSX-V: NGEN, OTCQB: NGENF), clinical-stage biotechnology company dedicated to developing neurorestorative therapeutics. We are testing the clinical efficacy of our lead molecule, NVG-291, in a Phase 1b/2a clinical trial in spinal cord injury and has undertaken preclinical evaluation of a new development candidate, NVG-300, in models of ischemic stroke, amyotrophic lateral sclerosis (“ALS”) and SCI. We hold the exclusive worldwide rights to NVG-291, a first-in-class therapeutic peptide targeting nervous system repair. NVG-291’s technology is licensed from Case Western Reserve University (“CWRU”) and is based on academic studies demonstrating the preclinical efficacy of NVG-291-R, the rodent prototype of NVG-291, in animal models of spinal cord injury. Effects of NVG-291-R reported in multiple independent academic studies include the promotion of neuroplasticity, remyelination, anti-inflammatory polarization of microglia, and functional improvement in preclinical models of spinal cord injury, stroke, multiple sclerosis (“MS”), and peripheral nervous system injury.

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In September 2023, we initiated dosing in our double-blind, placebo-controlled, proof-of-concept Phase 1b/2a clinical trial (NCT05965700) evaluating the safety and efficacy of NVG-291 in two separate cohorts of individuals with cervical motor incomplete SCI: chronic (1-10 years post-injury) and subacute (20-90 days post-injury), given demonstrated efficacy in preclinical models of both chronic and acute SCI. The trial is designed to evaluate efficacy of a fixed dose of NVG-291 using electrophysiological and MRI imaging measures, functional clinical outcome measures, and blood biomarkers that together will provide comprehensive information about the extent of recovery of somatic and autonomic function post-injury. Specifically, the primary objective seeks to assess changes in corticospinal connectivity of defined upper and lower extremity muscle groups following treatment, based on changes in motor evoked potential (“MEP”) amplitudes. Secondary objectives evaluate changes in multiple clinical outcome assessments focusing on motor function, upper extremity dexterity, grasping and mobility, and additional electrophysiological measurements. The cohorts will be comprised of 20 subjects each and will be evaluated independently in a blinded manner as the data becomes available. The trial is being partially funded by a grant from Wings for Life, which is being provided in several milestone-based payments and will offset a portion of the direct costs of this clinical trial. In October 2023, NervGen received Fast Track designation from the FDA for the advancement of NVG-291 in individuals with SCI. The FDA’s Fast Track program is designed to facilitate the development and review of drugs treating serious conditions and addressing areas of high unmet medical need, helping to deliver important new therapies to patients sooner. Fast Track designation provides potential eligibility for Priority Review, which can streamline the New Drug Application (“NDA”) review process, and potential for Accelerated Approval, which can allow for expedited approval based on a surrogate or intermediate clinical endpoint.

In January 2025, we announced the enrollment of the final subject in the chronic cohort of our Phase 1b/2a clinical trial. Topline data from this cohort is expected in early June 2025. Additionally, in February 2025, we initiated dosing of the first subject in the subacute cohort of our Phase 1b/2a clinical trial after receiving Institutional Review Board (“IRB”) approval for an amendment focussed on facilitating enrollment in the subacute cohort. Enrollment in the subacute cohort is continuing.

In 2023, we completed dosing in a Phase 1 placebo-controlled clinical trial of NVG-291 in Australia that enrolled 70 healthy adult male and female participants. The single ascending dose (“SAD”) portion of the study evaluated 37 female subjects across 6 dose cohorts, while the multiple ascending dose (“MAD”) portion of the study evaluated 33 male and female subjects across 4 dose cohorts. NVG-291 was well tolerated overall with no maximum tolerated dose reached. All adverse events (“AEs”) were mild or moderate in nature with no serious adverse events reported in subjects receiving NVG-291. Injection site related AEs were the only AEs reported more frequently in NVG-291 treated subjects compared to placebo. There was no effect of NVG-291 on vital signs, electrocardiograms, laboratory studies or other clinical parameters measured in the healthy participants in this study.

The planned timing of clinical trials for other indications is being evaluated by management. We believe SCI represents a significant commercial opportunity due to the dramatic impact on quality of life, high-cost burden to the patient and healthcare system, and current absence of pharmacologic therapies in the market shown to promote neurorepair and enhance clinical improvement.

In Q3 2024, we initiated a preclinical test of concept evaluation of our next pipeline candidate, NVG-300, in models of ischemic stroke, ALS, and SCI. We believe these indications represent significant commercial opportunities: SCI, stroke, and ALS, due to the limited pharmacologic therapies in the market that promote neurorepair and enhance clinical improvement in these diseases. In addition, we continue to undergo studies to further elucidate the mechanism of NVG-291’s therapeutic action.

These objectives replace and supersede those described in the “Business of the Company” section of our Short form base shelf prospectus dated November 25, 2024 (the “Base Shelf Prospectus). All clinical development plans are subject to additional funding (see “Liquidity and Capital Resources” below).

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ACHIEVEMENTS & HIGHLIGHTS

The following are the achievements and highlights for the year ending December 31, 2024, through to the date hereof:

•	On February 15, 2024, we provided an update on the timing for enrollment and delivery of the data readout of the chronic cohort in the Company’s Phase 1b/2a proof-of-concept, double blind, randomized placebo-controlled clinical trial for our proprietary investigational lead compound, NVG-291 in individuals with SCI. Additionally, we announced that we are developing plans to initiate a new study in which subjects completing the current trial who received placebo, would have the option to receive NVG-291 under a separate open-label protocol. We plan to initiate this open-label study, provided that an efficacy signal is observed in the chronic cohort, contingent upon protocol approval by the FDA as well as the study’s Institutional Review Board.

•	On February 21, 2024, we announced that we had been recognized by the TSX Venture Exchange ranking as a 2023 Top 50 Company. The 2024 TSX Venture 50™ showcases the strongest performances on the TSX Venture Exchange over the last year. Comprising the top 10 companies from each of five industry sectors, the ranking recognizes the strongest performance on the Exchange based on market capitalization, share price appreciation, and trading volume.

•	On March 28, 2024, we announced the closing of the previously announced public offering, including the full exercise of the underwriters’ over-allotment option for aggregate gross proceeds to the Company of $23,011,788 (the “March 2024 Offering”). The March 2024 Offering was made pursuant to an underwriting agreement entered into with a syndicate of underwriters led by Stifel Canada and including Canaccord Genuity Corp. and PI Financial Corp. Pursuant to the March 2024 Offering, the underwriters purchased, on a “bought deal” basis, and the Company issued 9,792,250 units at a price of $2.35 per unit including the full exercise of the underwriters’ over-allotment option. Each unit was comprised of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable to acquire one Common Share for a period of 36 months following the closing of the March 2024 Offering at an exercise price of $3.00 per warrant share. In connection with the March 2024 Offering, we issued an aggregate of 170,127 broker warrants to the underwriters. Each broker warrant is exercisable to acquire one Common Share at the exercise price of $2.35 per Common Share for a period of 24 months from the closing date of the March 2024 Offering. The Company also paid a cash commission of $1,090,152 to the underwriters and incurred $540,190 in other share issue costs related to legal and listing fees.

•	On May 20 and 21, 2024, Dr. Dan Mikol, presented two posters at the American Spinal Injury Association (ASIA) 51st Annual Scientific Meeting. Dr. Mikol presented preclinical and clinical data supporting an association between improvements in MEPs and functional/clinical motor recovery after SCI, proposing the use of MEPs as an efficacy biomarker in SCI proof-of-concept trials. He also provided an update on the baseline demographic and clinical characteristics of initial subjects randomized in the ongoing Phase 1b/2a clinical trial, which evaluates MEPs and other electrophysiological measures in target muscle groups as biomarkers of efficacy in addition to clinical assessments to monitor motor recovery.

•	We held our Annual general meeting on June 4, 2024. All resolutions submitted for approval were passed by shareholders including the election of directors, appointment of auditors and certain amendments to our existing stock option plan including an increase in the number of shares reserved for issuance. Bill Radvak, our former Executive Chairman did not stand for reelection. Subsequent to the meeting, Glenn Ives was appointed as the new Chair of the Board and John Ruffolo as Audit Committee Chair.

•	On June 25, 2024, we announced our plans to initiate a preclinical test of concept evaluation of our next pipeline candidate, NVG-300, in models of ischemic stroke, ALS, and SCI. Pending successful preclinical validation and formulation development, NVG-300 may be developed under the Biologics License Application regulatory framework providing 12 years of market exclusivity post-approval. NVG-300’s composition of matter intellectual property protection is expected to extend beyond 2040. The discovery of NVG-300 is the result of a research effort initiated in 2022. NVG-300’s product and process development have progressed to successfully establish manufacturability and feasibility of high concentration liquid formulation to enable self-administration of the product in a prefilled syringe format.

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•	On July 22, 2024, we announced the appointment of Mr. Neil Klompas to the company’s Board of directors. Mr. Klompas is an experienced life sciences and healthcare sector executive and board member. He is currently the President, Chief Executive Officer, and member of the Board of directors of Augurex Life Sciences Corp. Prior to Augurex, he served in numerous roles, including as President, Chief Operating Officer, and Chief Financial Officer of Zymeworks Inc. During his time with the company, he oversaw finance and operations and helped execute the company’s initial public offering on the NYSE and TSX. Prior to Zymeworks, Mr. Klompas worked with KPMG LLP as part of the Pharmaceutical, Biotech & Medical Devices M&A Transaction Services practice in Princeton, NJ, and with KPMG LLP in the life sciences assurance practice based in Vancouver. Mr. Klompas currently serves on the board of HTuO Biosciences, and has previously served as Board Chair for Ovensa Inc., and as the Chair of the Audit Committee and Special Committee of Liminal Biosciences Inc., until its acquisition in 2023. He holds his B.Sc in Microbiology & Immunology from the University of British Columbia and is a Chartered Professional Accountant.

•	On September 23, 2024, Dr. Dan Mikol presented at the 63rd International Spinal Cord Society (ISCoS) Annual Scientific Meeting in Antwerp, Belgium. Dr. Mikol presented “Clinical Trial Update: Phase 1b/2a Study of NVG-291 in Individuals with Subacute or Chronic SCI”. During this clinical trial update, Dr. Mikol reviewed the trial design, the rationale for evaluating not just clinical outcome measures but also electrophysiological measures as biomarkers of efficacy and provided an update on the baseline demographic and clinical characteristics of randomized subjects.

•	On September 28, 2024, Dr. Mikol, gave an oral presentation at the Unite 2 Fight Paralysis (U2FP) 19th Annual Science & Advocacy Symposium in Atlanta, Georgia. Dr. Mikol presented “Clinical Trials in Spinal Cord Injury … Lost in Translation?”.

•	On September 30, 2024, we announced that target enrollment in the chronic cohort of our Phase 1b/2a clinical trial of NVG-291 in individuals with SCI was approaching completion.

•	On December 20, 2024, we announced the establishment of an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell common shares in the capital of the Company (the “Common Shares”) to the public from time to time through an agent (the “Agent”), at our discretion and subject to regulatory requirements.

•	On January 2, 2025, we announced the completion of enrollment in the chronic cohort of our Phase 1b/2a clinical trial of NVG-291 in individuals with SCI with topline data from the chronic cohort expected in Q2 2025. The Company also received IRB approval for an amendment to its Phase 1b/2a clinical trial and initiated screening of subjects for the subacute cohort.

•	On February 6, 2025, we announced the enrollment and dosing of the first subject in the subacute cohort of our Phase 1b/2a clinical trial of NVG-291 in individuals with SCI.

•	On March 31, 2025, we announced the initiation of an expanded access policy to allow treatment use of the investigational product NVG-291 for those individuals with SCI who have participated in NervGen clinical trials and meet specific eligibility criteria. We received a request from a physician for expanded access to NVG-291 for a subject who participated in the chronic cohort of the Phase 1b/2a clinical trial. After we submitted an expanded access protocol for NVG-291 to the FDA, the FDA informed us that the study could proceed.

•	On April 3, 2025, we announced that our pipeline candidate, NVG-300, showed promising activity in preclinical models of ischemic stroke and SCI, suggesting that further investigation is warranted and that preclinical validation in ALS will not proceed at this time. Validation of NVG-300 is expected to provide strategic value as a potential partnering asset and/or as a pipeline asset for investigation in additional indications. We also announced that Sam Brown Healthcare Communications has been engaged to provide Public relations (“PR”) services replacing our previous PR services provider.

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SELECTED FINANCIAL INFORMATION

	2024	2023	2022
	$	$	$
Research and development expenses	15,725,670	8,046,313	16,613,255
General and administrative expenses	9,206,325	9,730,397	6,411,778
Net loss	(24,005,895)	(22,382,120)	(20,722,283)
Basic and diluted loss per share	(0.36)	(0.38)	(0.39)
Total assets	19,486,223	13,236,021	23,875,217
Total liabilities	16,909,616	15,245,126	10,414,137

As of the date of this MD&A, we have not earned revenue other than income from interest earned on our cash and cash equivalents.

The increase in net loss and research and development expenses for the year ended December 31, 2024, compared to the same period in the prior year is primarily due to an increase in clinical spend associated with a full year of Phase 1b/2a clinical trial activity, an increase in preclinical translational research, and increase in drug manufacturing costs, and an increase in headcount related spend within the R&D function. These increases were partially offset by non-cash fair value movement of the warrant derivative costs related to U.S. dollar denominated warrants that were issued as part of the July 2022 non-brokered private placement and lower non-cash stock-based compensation expense due to the hiring of our new CEO in 2023. The increase in our total assets is primarily attributed to an increase in cash of $5,607,945 as a result of the public offering that closed in March 2024. The increase in liabilities is primarily attributable to increases in payables and accrued liabilities related to the increase in clinical activities and other research and development expenses compared to prior year.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	10

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2024

Research and Development Expenses

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Amortization of intangible asset	13,949	13,949	55,795	46,431
Preclinical development	969,466	582,603	2,085,692	1,941,526
Chemistry, manufacturing and controls	399,643	457,806	1,571,048	1,316,678
Licensing and patent legal fees	123,121	86,869	535,066	298,101
Clinical and regulatory	1,545,807	581,299	5,845,332	529,443
Salaries and benefits	943,023	535,770	3,702,721	2,689,226
Stock-based compensation	353,647	277,806	1,224,294	899,384
Other research and development	240,593	131,886	705,722	325,524
	4,589,249	2,667,988	15,725,670	8,046,313

The increases of $7,679,357 in research and development expenses in the year ended December 31, 2024, as compared to the year ended December 31, 2023, are primarily attributable to the following factors:

•	Preclinical development spend increased by $144,166 primarily due to an increase in translational research related to NVG-300 and partially offset by a decrease in activities related to NVG-291 toxicology studies. Overall, preclinical work related to NVG-291 is expected to decrease as we advance the product candidate through its Phase 1b/2a clinical trial, and preclinical work related to our other product candidates, such as NVG-300, is expected to increase during the next several quarters.

•	Chemistry, manufacturing and controls (“CMC”) activities increased as compared to prior year primarily due to CMC activities related to manufacturing clinical supplies for our ongoing Phase 1b/2a clinical trial and ongoing activities required to optimize our drug product manufacturing processes. We expect CMC related spend to increase during the next several quarters as we build product supply and plan for a potential Phase 3 clinical trial for NVG-291.

•	An increase of $236,965, for patent related costs due to the timing of patent maintenance and filing costs for new patent applications related to NVG-300.

•	Clinical and regulatory costs increased by $5,315,889, primarily attributable to the ongoing Phase 1b/2a clinical trial as we advanced towards completion of patient enrollment for the chronic cohort, which was announced in January 2025. We expect that all activity related to the chronic cohort will be completed during 2025. We are currently enrolling patients in the subacute cohort of the study and expect activity related to this cohort to occur throughout 2025 and into 2026.

•	Employee salaries, bonuses and benefits increased by $1,013,495 attributable to additional staff hired to support our CMC, program management, planning and research initiatives.

•	Non-cash stock-based compensation increased by $324,910 pertaining to awards granted to new employees hired during the year, as well as increase in the Black-Scholes fair value of stock options issued in 2024 compared to 2023 and prior. The increase in the fair value of awards is primarily attributed to an increase in the grant date stock price.

•	Other research and development related costs increased due to an increase in program management related activities and fees paid to recruitment agencies.

The increase of $1,921,261 in research and development expenses in the three months ended December 31, 2024, as compared to the three months ended December 31, 2023, are primarily attributable to the following factors:

•	Preclinical development spend increased by $386,863 primarily due to an increase in translational research related to NVG-300. Further, preclinical spend in the fourth quarter of 2023 was partially decreased due to the receipt of a milestone payment earned under a research project award agreement. No such milestone payments were earned or received in the fourth quarter of 2024.

•	CMC activities decreased by $58,163 as compared to the fourth quarter of 2023. CMC activity in the fourth quarter of 2023 primarily related to formulation development and manufacturing of drug substance, compared to costs incurred in the fourth quarter of 2024 related to activities required to optimize our drug product manufacturing processes.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	11

•	An increase of $36,252 for patent related costs due to the timing of patent maintenance and filing costs.

•	Clinical and regulatory costs increased by $964,508, primarily attributable to the ongoing Phase 1b/2a clinical trial as we advanced towards completion of patient enrollment for the chronic cohort, which was completed in January 2025.

•	Employee salaries, bonuses and benefits increased by $407,253 attributable to additional staff hired to support our CMC, program management, planning and research initiatives.

•	Non-cash stock-based compensation increased by $75,841 pertaining to awards granted to new employees hired during the year, as well as increase in the Black-Scholes fair value of stock options issued in 2024 compared to 2023 and prior. The increase in the fair value of awards is primarily attributed to an increase in the grant date stock price.

•	Other research and development related costs increased primarily related to fees paid to recruitment agencies.

General and Administrative Expenses

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Depreciation expense	1,863	24,676	28,003	98,572
Legal, professional and finance	148,482	353,751	831,755	838,357
Investor and Public relations	268,749	220,822	1,238,152	1,337,636
Salaries and benefits	353,794	370,287	1,958,369	1,618,508
Stock-based compensation	1,318,233	1,114,315	4,571,276	5,145,340
Other general and administrative	125,270	122,775	578,770	691,984
	2,216,391	2,206,626	9,206,325	9,730,397

The decrease of $524,072 in general and administrative expenses in the year ended December 31, 2024 compared to the year ended December 31, 2023, are primarily attributable to the following factors:

•	Depreciation expense decreased by $70,569 primarily related to a decrease in lease related expenses due to the sublease of office space in the first half of 2024.

•	Employee salaries, bonuses, and benefits increased by $339,861, primarily attributable to a full year of salary and benefits for our current President & CEO who was hired in in Q2 2023.

•	Non-cash stock-based compensation expense decreased by $574,064 related to option and retention security grants to our new President & CEO and other employees and consultants in the prior comparative period, and the timing of the related vesting.

•	Other G&A decreased by $113,214 primarily attributable to fees related to recruiting a new CEO in the previous period.

The increases of $9,765 in general and administrative expenses in the three months ended December 31, 2024, as compared to the three months ended December 31, 2023 are primarily attributable to the following factors:

•	Legal, professional, and financial services expenses decreased by $205,269 for the three-month period primarily due to timing of audit services rendered and fees incurred.

•	Investor and public relations expenses increased by $47,927 for the three-month period to support the Company’s business development initiatives and financing activities.

•	Employee salaries, bonuses, and benefits decreased by $16,493 for the three-month period, primarily attributable to differing bonus accruals during the quarter.

•	Non-cash stock-based compensation expense increased by $203,918 for the three-month period, related to an increase in the Black-Scholes fair value of stock options issued in 2024 compared to 2023 and prior. The increase in the fair value of awards is primarily attributed to an increase in the grant date stock price.

•	Other G&A spend was consistent for the three-month periods ended December 31, 2024 and December 31, 2023.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	12

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Dec. 31 2024	Sep. 30 2024	Jun. 30 2024	Mar. 31 2024	Dec. 31 2023	Sep. 30 2023	Jun. 30 2023	Mar. 31 2023
	$	$	$	$	$	$	$	$
Research & development	4,589,249	4,364,393	3,799,914	2,972,114	2,667,988	837,574	1,518,802	3,021,949
General & administration	2,216,391	2,792,104	2,200,393	1,997,437	2,206,626	2,578,276	3,250,782	1,694,713
Net loss	(8,608,651)	(5,225,887)	(7,825,936)	(2,345,421)	(8,608,417)	(4,302,549)	(4,762,111)	(4,709,043)
Basic & diluted loss per share	(0.12)	(0.07)	(0.11)	(0.04)	(0.14)	(0.07)	(0.08)	(0.08)
Total assets	19,486,223	22,458,510	27,888,436	31,784,519	13,236,021	16,359,729	17,415,468	19,099,038
Total liabilities	16,909,616	13,280,363	15,399,424	12,958,265	15,245,126	11,252,538	9,856,083	9,219,717

Research and development expenses vary primarily based on the level of activity in the clinical development of NVG-291 and the receipt of grant payments. Costs have steadily increased in the last several quarters as we continue to progress our Phase 1b/2a clinical trial for NVG-291. Expenses in the quarters ended September 30, 2023, and June 30, 2023, were lower than previous quarters due to the timing of grant funding that offset our Phase 1b/2a clinical trial costs. General and administrative expenses have been consistent and pertain to legal and accounting fees, administrative activities related to expanding operations, developing staff, processes, and infrastructure. Net loss in the quarter ended December 31, 2024 included an unrealized loss on warrant derivative of $2,103,088, compared to a gain of $1,760,652 in the quarter ended September 30, 2024, as a result of the change in the estimated fair value of the warrant derivative at the end of each period. The estimated fair value of the warrant derivative was determined using the Black-Scholes valuation model and there is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have devoted our resources to evaluating and securing intellectual property rights and licenses related to the technology licensed from CWRU; conducting discovery research; manufacturing drug supplies; performing preclinical studies and clinical trials; and providing administrative support to research and development activities. These efforts have supported the clinical development of NVG-291 and discovery of NVG-300, resulting in an accumulated deficit of $102,158,920 as of December 31, 2024. With current income only consisting of interest earned on excess cash in the amount of $171,110 for the three months ended December 31, 2024 (2023 - $122,545) and $812,617 for the year ended December 31, 2024 (2023 - $550,074), losses are expected to continue while our research and development and clinical programs are advanced.

We do not earn any revenue from our product candidates and therefore are in the research and development stage. As required, we will continue to finance our operations through the issuance of equity and will pursue non-dilutive funding sources. The continuation of our research and development activities and the commercialization of our product candidates depends on our ability to successfully finance through equity financing, grant and other non-dilutive sources, and possibly revenues from strategic partners. Until our product candidates are approved and available for sale, and profitable operations are developed, the extent of our progress on our research activities and future clinical trials and the related expenses will be dependent on our ability to continue to obtain adequate financing. We have no current sources of revenues from strategic partners.

During the year ended December 31, 2024, we received $1,414,591 from the exercise of stock options and warrants. We also closed a bought deal financing of 9,792,250 units of the Company at a price of $2.35 per unit, for aggregate gross proceeds of $23,011,788. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at a price of $3.00 per Common Share until March 28, 2027. The Company paid a cash commission of $1,090,152 to the underwriters and issued 170,127 broker warrants exercisable into one Common Share per broker warrant at a price of $2.35 per Common Share until March 28, 2026, with a fair value of $187,139 using the Black-Scholes option pricing model. The Company incurred $540,190 in other share issue costs related to legal and listing fees.

We have forecasted that our ability to operate for the ensuing 12 months is dependent on raising additional financing or successfully implementing measures to reduce operating costs, delay planned expenditures in our research and development programs and slow the progress in our planned clinical programs. We will require additional capital to meet our announced goals over the same period (see “Company Overview” above for description of goals). In addition, we will need to raise additional capital to fund our long-term operations and research and development plans including human clinical trials for our various drug candidates until we generate revenue that reaches a level sufficient to provide self-sustaining cash flows. While we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing, or that such financing will be available on terms acceptable to us, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	13

The initiation of future clinical studies to evaluate NVG-291’s effectiveness in human subjects following the ongoing Phase 1b/2a clinical trial is subject to additional funding. The Phase 1b/2a clinical trial is subject to successful enrollment of the required number of study participants. The duration and cost of clinical trials can range significantly depending on a variety of factors including rate of enrollment, the country in which trials are conducted, and the specific trial protocol.

The following table presents a summary of our cash flows for the years ended December 31, 2024, and 2023:

	2024	2023
	$	$
Net cash provided by (used in):
Operating activities	(16,841,034)	(11,295,594)
Investing activities	58,874	(138,854)
Financing activities	22,695,111	766,285
Effect of foreign exchange on cash and cash equivalents	(305,006)	(123,892)
Net increase (decrease) in cash and cash equivalents	5,607,945	(10,792,055)

Cash used in operating activities:

Our uses of cash for operating activities for the year ended December 31, 2024, and 2023 consisted of Phase 1 and Phase 1b/2a clinical trial costs, salaries and wages for our employees, fees paid in connection with preclinical and clinical studies, drug manufacturing costs, and professional fees.

Cash used in investing activities:

Cash generated from investing activities in the year ended December 31, 2024, relate to the sub sublease of our office space. Cash expended for investing activities in the year ended December 31, 2023, primarily pertained to the acquisition of computer equipment, and an acquisition milestone payment on our intangible asset.

Cash from financing activities:

During the year ended December 31, 2024, funds were received from the exercise of 887,000 stock options and 47,500 warrants at varying exercise prices per Common Share for total cash proceeds of $1,414,590, partially offset by costs related to lease payments of $100,926. We also closed a bought deal financing for aggregate gross proceeds of $23,011,788. We paid a cash commission of $1,090,152 to the underwriters and incurred $540,190 in other share issue costs related to legal and listing fees.

During the year ended December 31, 2023, funds were received from the exercise of 754,895 stock options and 72,428 warrants at varying exercise prices per Common Share for total cash proceeds of $867,211, partially offset by costs related to lease payments of $100,926.

CASH POSITION

At December 31, 2024, we had a cash and cash equivalents balance of $17,267,489 compared to $11,659,544 at December 31, 2023. The funds expended during the year ended December 31, 2024, for operating activities (including the effect of foreign exchange on cash and cash equivalents), of $17,146,040 (December 31, 2023 - $11,419,486), were used to fund operating expenditures such as drug product formulation and development, salaries and benefits, clinical costs associated with the Phase 1b/2a clinical trial, and fees paid in connection with preclinical and clinical studies. Consultants were also engaged to further develop our technologies and manufacturing and quality processes were advanced. In addition, we retained expertise to provide business and corporate development services, public relations, and investor relations services to increase awareness of the Company within the industry and to potential investors.

We invest cash in excess of current operational requirements in highly rated and liquid instruments.

Working capital (a non-GAAP measure defined as current assets less current liabilities on our Consolidated Statements of Financial Position) as of December 31, 2024 was positive $2,111,649 (December 31, 2023 - $2,624,036). Our current liabilities include $11,862,687 related to the non-cash warrant derivative. Given the nature of this liability, no funds would ever be expended by the Company, and it does not represent a liquidity risk. Our working capital requirements are dependent on our ability to raise equity capital or from the proceeds from the exercise of stock options and warrants, by obtaining business development revenue such as milestone payments from licensing agreements, by obtaining grant funding or by obtaining credit facilities. No assurance can be given that any such additional funding or revenue will be available or that, if additional funding is available, it can be obtained on terms favorable to the Company. We can also manage our spending by delaying certain development activities, however such actions may not allow us to meet our stated corporate goals.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	14

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional expenses involved in commercializing our technologies, including expenses related to drug discovery, preclinical testing, clinical trials, chemistry, manufacturing and controls, regulatory activities and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that we receive regulatory approval to commercialize any of our product candidates under development and/or royalty or milestone revenue from the licensing of any such product candidates should they exceed our expenses.

CONTRACTUAL OBLIGATIONS

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. These contracts are typically cancellable by the Company with notice. Milestone and royalty payments or grant funding repayments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. In addition, we incur purchase obligations in the ordinary course of business for clinical trials, drug manufacturing, nonclinical studies, stability and other related costs that can include payments over several months due to the nature of these activities. We expect that these commitments will continue to increase in frequency and value as we execute our business plan.

Under the exclusive worldwide licensing agreement with CWRU to research, develop and commercialize patented technologies, we have commitments to pay various annual license fees, patent costs, milestone payments and royalties on revenues, contingent on the achievement of certain development and regulatory milestones. We cannot reasonably estimate milestone payments that are contingent upon the occurrence of future events or future royalties which may be due upon the regulatory approval of products derived from licensed technologies. Pursuant to the license agreement, all the key patents for NVG-291 are owned by CWRU.

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our Statement of Financial Position as of December 31, 2024:

	Under 1 Year	1-3 Years	4-5 Years	Total
Anticipated Commitments	$	$	$	$
Patent licensing costs, minimum annual royalties per license agreements	-	185,068	185,069	370,137
Purchase obligations	2,061,003	-	-	2,061,003
Lease Payments	97,235	8,369	-	105,604

In addition, in June 2023, the Company was awarded a grant of up to US$3.18 million (C$4.22 million) to support the Company’s Phase 1b/2a clinical trial in individuals with SCI. In connection with the grant, the Company has agreed to pay a percentage of the Company’s net annual sales revenue of NVG-291, or any derivative approved in SCI through the provision of an unrestricted donation to the granting entity in the amount of up to the total funds received through the agreement. Any donation that may become due under the agreement is dependent on, among other factors, the successful development and sale of a new drug, the outcome and timing of which is uncertain. As of December 31, 2024, we had achieved three of the five milestones in the grant and received US$1.92 million (C$2.61 million). The grant funding received was recorded as a reduction of the related clinical and regulatory expenses, included in research and development expenses, in the period the milestone was received.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are material to investors.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	15

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel, consisting of the Company’s executive officers (President and Chief Executive Officer, Chief Financial Officer and Chief Medical Officer) and directors, received the following compensation for the following periods:

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2023
	$	$	$	$
Stock-based compensation	843,492	1,108,731	4,209,044	5,119,533
Salaries and bonuses	480,706	417,218	2,386,759	1,966,051
Consulting fees	-	-	-	93,853
	1,324,198	1,525,949	6,595,803	7,179,437

As of December 31, 2024, we had amounts owing or accrued to officers, employees and directors of $648,536 (December 31, 2023 - $438,584). Of this total, $577,681 pertained to accrued bonuses, $50,089 to accrued vacation (both earned but unpaid and included in the table above) and $20,767 to expense reimbursements.

MATERIAL ACCOUNTING POLICIES, BASIS OF PRESENTATION AND CRITICAL ACCOUNTING ESTIMATES

Material Accounting Policies:

Material accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2024 (the “2024 Financial Statements”), and available on SEDAR+ (www.sedarplus.ca).

Basis of Presentation:

The consolidated financial statements have been prepared in accordance with accounting principles applicable to a going concern using the historical cost basis.

The Company is in pre-revenue stage and no revenues are expected in the foreseeable future. Our future operations are dependent on the success of our ongoing development, as well as our ability to secure additional financing as needed. We have forecasted that our ability to operate for the ensuing 12 months is dependent on raising additional financing or if measures are taken to delay planned expenditures in our programs and slow the progress in the development of our planned clinical programs. We will need to raise additional capital to fund our long-term operations and research and development plans including human clinical trials for our various drug candidates until we generate revenue that reaches a level sufficient to provide self-sustaining cash flows. While we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing, or that such financing will be on terms acceptable to us to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs. The consolidated financial statements do not reflect the adjustments that would be necessary should we be unable to continue as a going concern and therefore be required to realize our assets and settle our liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such amounts could be material.

Critical Accounting Estimates:

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Significant assumptions about the future and other sources of estimation uncertainty that we have made at the consolidated statements of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities include:

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	16

Intangible assets

We estimate the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically review the useful lives to reflect our intent about developing and commercializing the assets.

Government Assistance

Management considers the reasonableness of whether we have met the requirements of the approved government assistance and whether there is reasonable assurance that the amount will be received. Government assistance can be subject to audits so the amounts received may differ from the amounts recorded.

Warrant derivative

We estimate fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period. This estimate requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them.

Valuation of stock-based compensation and warrants

We measure the costs for stock-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, and expected term. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

Functional currency

We consider the determination of the functional currency of the Company a significant judgment. We have used our judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

Going concern

Our assessment of our ability to continue as a going concern requires judgments about whether there are events or conditions that may cast significant doubt about our ability to continue as a going concern. We have determined that the use of the going concern basis of accounting is appropriate.

Deferred taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

FINANCIAL INSTRUMENTS

(a)  Fair value

Financial instruments are classified into one of the following categories: fair value through profit or loss (“FVTPL”); fair value through other comprehensive income; or amortized cost. The carrying values of our financial instruments are classified into the following categories:

Financial Instrument	Category	December 31, 2024 $	December 31, 2023 $
Cash and cash equivalents	FVTPL	17,267,489	11,659,544
Receivables	Amortized cost	415,301	250,209
Net investment in lease	Amortized cost	105,603	-
Warrant derivative	FVTPL	11,862,687	11,726,728
Accounts payable and accrued liabilities	Amortized cost	4,941,326	3,321,208

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	17

Our financial instruments, recorded at fair value, require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are measured at fair value using Level 1 as the basis for measurement in the fair value. The recorded amounts for accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to their short-term nature. In July 2022, we issued Common Share purchase warrants with an exercise price denominated in a currency that differs from our functional currency, which were treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statements of loss and comprehensive loss. The fair value of our warrant derivative recognized on the consolidated statements of financial position is based on level 2 inputs (significant observable inputs) as these warrants have not been listed on an exchange and therefore do not trade on an active market. As of December 31, 2024, the fair value of our non-cash warrant derivative was $11,862,687 (December 31, 2023 - $11,726,728). We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the historical volatility of the common shares, the risk-free interest rate is based on Bank of Canada benchmark treasury yield rates and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

(b)  Financial risk management

Our risk exposures and the impact on our consolidated financial instruments are summarized below. Our Board has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i.	Liquidity Risk

Liquidity risk is the risk that we will not have the resources to meet our obligations as they fall due. We manage this risk by closely monitoring cash forecasts and managing resources to ensure that we will have sufficient liquidity to meet our obligations. All of our financial liabilities other than the portion of our lease liability that is due beyond one year are classified as current and the majority, other than the non-cash warrant derivative, are anticipated to mature within the next ninety days. We are exposed to liquidity risk other than for the warrant derivative which is non-cash.

ii.	Credit Risk

Credit risk is the risk of potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, receivables, deposits, net investment in lease, and balances receivable from the government. We limit the exposure to credit risk in our cash and cash equivalents by only holding our cash and cash equivalents with high-credit quality financial institutions in business and/or savings accounts.

iii.	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. These fluctuations may be significant.

(a)	Foreign Currency Risk: We have identified our functional currency as the Canadian dollar. Transactions are transacted in Canadian dollars, U.S. dollars and in Australian dollars. Fluctuations in the U.S. or Australian dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2024, of $53,000 (December 31, 2023 - $521,000). A 10% depreciation or appreciation of the Canadian dollar against the Australian dollar would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2024, of $112,000 (December 31, 2023 - $86,000). To the extent possible, we mitigate overall currency risk through of the use of U.S. dollar denominated cash balances to pay forecasted U.S. denominated expenses. We are exposed to net currency risk from employee costs as well as the purchase of goods and services in the United States and Australia.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	18

Balances in U.S. dollars are as follows:

	December 31, 2024	December 31, 2023
	($US)	($US)
Cash	1,088,930	4,715,776
Receivables	263,447	-
Vendor deposits	357,880	264,827
Accounts payable and accrued liabilities	(2,075,685)	(1,049,575)
	(365,428)	3,931,028

Balances in Australian dollars are as follows:

	December 31, 2024	December 31, 2023
	($ AUD)	($ AUD)
Cash	152,806	474,543
Accounts payable and accrued liabilities	(1,409,432)	(1,425,997)
	(1,256,626)	(951,454)

(b)	Interest Rate Risk: Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The warrant derivative that is discussed further in Note 14 of the 2024 Financial Statements is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the Consolidated Statements of Loss and Comprehensive Loss. An input to the model is the risk-free rate which is reflective of Canadian bond yields. Therefore, we are exposed to interest rate risk though the non-cash impact it has on the Consolidated Statements of Loss and Comprehensive Loss.

(c)	Other price risk: Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate or currency risk). The warrant derivative that is discussed further in Note 14 of the 2024 Financial Statements is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the Consolidated Statements of Loss and Comprehensive Loss. An input to the model is the market price of the Company’s shares as of the valuation date. Therefore, we are exposed to other price risk though the non-cash impact it has on the Consolidated Statements of Loss and Comprehensive Loss

(c)  Managing capital

Our objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve our ability to meet financial obligations and deploy capital to grow our businesses.

Our financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust our capital structure we may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

On December 19, 2024, we filed a prospectus supplement that, together with the Base Shelf Prospectus, qualifies the distribution of common shares of NervGen under an ATM Program that allows the Company to issue and sell common shares in the capital of the Company (the “Common Shares”) to the public from time-to-time through an agent (the “Agent”), at our discretion and subject to regulatory requirements. All Common Shares issued under the ATM Program will be sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions. All Common Shares sold under the ATM Program will be sold through the TSX Venture Exchange or any other recognized marketplace upon which the Common Shares are listed, quoted or otherwise traded in Canada, at the prevailing market price at the time of sale. As Common Shares distributed under the ATM Program will be issued and sold at the prevailing market prices at the time of their sale, prices may vary among purchasers and during the period of distribution.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	19

The ATM Program provides us with enhanced flexibility should future additional financing be required, and it may be activated if and as deemed appropriate. The volume and timing of distributions under the ATM Program, if any, will be determined in our sole discretion and in accordance with the terms and conditions of an equity distribution agreement, dated December 19, 2024, between the Company and the Agent. We are not obligated to make any sales of Common Shares under the ATM Program and are limited to sell up to C$30 million in Common Shares. We incurred $410,255 in professional fees related to the ATM Program and renewing the Base Shelf Prospectus which is recorded in Deferred Share Issuance Costs within the Consolidated Statements of Financial Position. The costs will be recognized as a decrease in equity upon the issuance and sale of shares under the ATM Program starting in January 2025.

We currently intend to use the net proceeds from the ATM Program, to the extent raised, for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time-to-time, to fund research and development, intellectual property development, preclinical and clinical expenses, and potential future acquisitions or other corporate purposes. Through the date of this filing, we have issued 614,500 Common Shares for net proceeds of $1,753,473 under the ATM program.

Renewing our Base Shelf Prospectus in November 2024 provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our renewed Base Shelf Prospectus will be effective until December 25, 2026.

There were no changes to our capital management policy during the period. We are not subject to any externally imposed capital requirements.

USE OF PROCEEDS

The following table provides an update on the use of net proceeds raised in the 2024 bought deal financing as disclosed in the Company’s prospectus supplement dated March 25, 2024, along with actual amounts expended (in millions of Canadian dollars):

Principal Purpose	Estimated Amount to be Expended	Actual Amount Expended	Remaining Amount to be Expended
Outsourcing Phase 1b/2a clinical trial in SCI	6.8	5.3	1.5
Research and development activities to support activities in other indications	6.7	5.8	0.9
General and administrative costs	5.1	3.6	1.5
General corporate purposes	0.1	-	0.1
Balance December 31, 2024	18.7	14.7	4.0

The use of net proceeds from previous financings disclosed in the Company’s prospectus supplement dated March 25, 2024, have been substantially expended as planned.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following details the share capital structure as of the date immediately preceding the date of this MD&A:

	Common Shares Issued and Outstanding	Warrants Issued and Outstanding	Common Share Purchase Options	Retention Securities
Balance December 31, 2023	59,606,399	5,075,000	10,545,500	590,000
Balance December 31, 2024	70,333,149	10,093,750	11,777,700	590,000
Balance April 2, 2025	70,987,649	10,053,750	13,124,900	590,000

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	20

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and these consolidated financial statements together with the other financial information included in these filings. The Board approved the consolidated financial statements and MD&A and ensures that management has discharged its financial responsibilities.

RISKS AND UNCERTAINTIES

An investment in the Common Shares of NervGen involves a high degree of risk and should be considered speculative. An investment in the Common Shares should only be undertaken by those persons who can afford the total loss of their investment. Investors should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” found in the AIF and prospectus supplement dated December 19, 2024 filed on SEDAR+ (www.sedarplus.ca), as well as other information described elsewhere in this MD&A. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any such risks occur, our business, financial condition and results of operations could be seriously harmed, and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

SUBSEQUENT EVENTS

Subsequent to December 31, 2024, we have issued and sold 614,500 common shares of the Company under the ATM Program at a weighted average price of $2.91 per unit, for aggregate gross proceeds of $1,789,258. We also paid cash placement fees of $35,785 to the agents, resulting in aggregate net proceeds of $1,753,473. As of the issuance date of these financial statements, there is approximately $28.2 million remaining under the ATM Program. The ATM Program provides the Company with enhanced flexibility should future additional financing be required, and it may be activated if and as deemed appropriate. The volume and timing of distributions under the ATM Program, if any, will be determined in our sole discretion and in accordance with the terms and conditions of an equity distribution agreement (the “Distribution Agreement”), dated December 19, 2024, between the Company and the Agent. We are not obligated to make any sales of Common Shares under the ATM Program and are limited to sell up to CA$30 million in Common Shares. We incurred $410,255 in professional fees related to the ATM Program and renewing the Base Shelf Prospectus which is recorded in Deferred Share Issuance Costs within the Consolidated Statements of Financial Position. The costs will be recognized as a decrease in equity upon the issuance and sale of shares under the ATM Program starting in January 2025.

OTHER INFORMATION

Additional information relating to the Company, including the Company’s most recently filed AIF, is available for viewing on our website at www.nervgen.com and under our profile on SEDAR+ at www.sedarplus.ca.

NERVGEN PHARMA CORP. 2024 ANNUAL MD&A	21